Prospectus Supplement to Prospectus dated August 26, 2005

Registration No. 333-124488
Filed Pursuant to Rule 424(b)(3)

Unify Corporation

Supplement
To
Prospectus Dated August 26, 2005

This is a Supplement to Unify Corporation’s Prospectus, dated August 26, 2005, as supplemented on September 14, 2005 and November 30, 2005 with respect to the offer and sale of up to 2,020,833 shares of Unify common stock, by the selling stockholders listed in the prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus. We encourage you to read this Supplement carefully.

 Unify is a global provider of enterprise software solutions to mid-size and large organizations. For more than 24 years, we have provided our 2,000 customers and 300 ISV partners around the world with productive and cost-effective application platform, database and application development solutions for building and deploying applications. Our software products and services enable businesses to rapidly, efficiently and seamlessly deliver applications that deliver the right information to the right people at the right time. Our software platform today gives organizations the ability to connect multiple data sources, quickly build forms-based applications, automate business processes and integrate disparate information to run, manage and optimize their business. By deploying Unify software, customers can increase revenue, enrich customer and citizen relationships, increase supply chain efficiencies and enhance operational effectiveness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

QUARTERLY REPORT ON FORM 10-Q

On March 16,  2006, we filed our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2006.  We hereby incorporate by reference into this Supplement and the Prospectus this Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2006.

A copy of our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2006 is being provided to you along with this Supplement.

MERGER AGREEMENT WITH HALO TECHNOLOGY HOLDINGS

On March 14, 2006, Warp Technology Holdings, Inc. operating under the name Halo Technology Holdings (“Halo” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between UCA Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of the Company, and Unify Corporation (“Unify”) in a transaction valued at approximately $21 million based on Halo’s current market valuation (the “Merger”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into Unify, with Unify surviving the merger as a wholly-owned subsidiary of HALO.  In connection with the Merger Agreement, two shareholders of Unify representing approximately thirty-three percent (33%) of outstanding voting rights of Unify have executed stockholder agreements which, subject to limited exceptions, require these stockholders to vote their Unify shares in favor of the Merger.

Under the terms of the Merger Agreement, which was approved by the boards of directors of each of HALO and Unify, each share of Unify’s common stock outstanding immediately prior to the Merger will be converted into the right to receive 0.437 shares of common stock of HALO (the “Exchange Ratio”).  The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

In addition, each outstanding option to purchase shares of common stock of Unify that has an exercise price of less than $1.00 per share shall become and represent an option to purchase the number of shares of HALO common stock (rounded down to the nearest full share) determined by multiplying (X) the number of shares of Unify common stock subject to the option immediately prior to the effective time of the Merger by (Y) the Exchange Ratio, at an exercise price per share of HALO common stock equal to the result of dividing (A) the exercise price of the Unify option by (B) the Exchange Ratio, and rounding the result up to the nearest tenth of one cent.  All other outstanding options to purchase Unify common stock shall be cancelled at the effective time of the Merger.  The HALO options issued in substitution of Unify options shall contain substantially the same terms and conditions as the applicable Unify options.

Each outstanding warrant to purchase shares of common stock of Unify shall become and represent a warrant to purchase the number of shares of HALO common stock (rounded down to the nearest full share) determined by multiplying (X) the number of shares of Unify common stock subject to the warrant immediately prior to the effective time of the Merger by (Y) the Exchange Ratio.  The exercise price for the HALO shares issuable upon exercise of the HALO warrants issued in replacement of the Unify warrants shall be $1.836 per share.  The HALO warrants issued in substitution of Unify Warrants shall contain substantially the same terms and conditions as the applicable Unify warrants.

The Merger Agreement includes representations and warranties regarding, among other things, Unify’s corporate organization and capitalization, the accuracy of its reports and financial statements filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the absence of certain changes or events relative to Unify since January 31, 2006, and Unify’s receipt of a fairness opinion regarding the Merger from its financial advisor.  Similarly, HALO makes representations and warranties regarding, among other things, its corporate organization and capitalization and the accuracy of its reports and financial statements filed under the Exchange Act.

The Merger Agreement also includes covenants governing, among other things, Unify’s and HALO’s operations outside the ordinary course of business prior to the closing.

Consummation of the Merger is subject to several closing conditions, including, among others, approval by a majority of Unify’s common shares entitled to vote thereon, holders of less than ten percent (10%) of Unify’s outstanding common stock exercising appraisal or dissenter’s rights, HALO receiving a new equity investment of at least $2.0 million, HALO converting certain of its outstanding convertible debt into common stock of HALO, no material adverse change in the business or condition of either company prior to the effective time of the Merger, and the effectiveness of a registration statement on Form S-4 to be filed by HALO, registering the shares of HALO common stock to be issued in the Merger.  In addition, the Merger Agreement contains certain termination rights allowing Unify, HALO or both parties to terminate the agreement upon the occurrence of certain conditions, including the failure to consummate the Merger by September 30, 2006.

On March 14, 2006, we filed a Current Report on Form 8-K announcing the proposed Merger.  We hereby incorporate by reference into this Supplement and the Prospectus this Current Report on Form 8-K.  A copy of our Current Report on Form 8-K along with the attached press release is being provided to you along with this Supplement.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

The date of this Supplement is March 16, 2006.